                                                    Exhibit 99.1

ELBIT MEDICAL IMAGING ANNOUNCES PUBLICATION
OF TWO PROSPECTUSES IN ISRAEL

Tel Aviv, Israel, August 24, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that it had published today two prospectuses in Israel. The first prospectus (“Listing Prospectus”) was published for the listing for trade on the Tel Aviv Stock Exchange (“TASE”) of Series A and Series B Notes, issued to investors in a private placements by EMI between February and July 2006 in an aggregate principal amount of approximately NIS 576 million. The second prospectus (“Offering Prospectus”) was published for the offering to the public in Israel of (i) units consisting of a combination of Series A and Series C Notes (“Series A and C Note Units”) in an aggregate principal amount of approximately NIS 510 million; and (ii) units consisting of Series B Notes (“Series B Note Units”) in an aggregate principal amount of NIS 10 million. These offerings will be conducted in two separate tenders. Series A and C Note Units will be offered by a tender on the annual interest rate borne by Series C Notes which may vary between 5.2% and 5.4%. Series B Note Units will be offered by a tender on the purchase price per Series B Note Units, which may vary between NIS 930 and NIS 950 per NIS 1,000 of principal amount. EMI intends to raise up to a maximum amount of approximately NIS 520 million (approximately $118 million) from the offerings, depending on market conditions.

The listing for trade of Series B Notes under the Listing Prospectus is conditioned upon the meeting of the TASE requirement regarding minimum dispersal following the completion of a public offering in Israel of Series B Notes under the Offering Prospectus.

Series A Notes are linked (principal and interest) to increases in the Israeli consumer price index. The principal amount of Series A Notes will be repayable in 10 semi-annual equal installments commencing in August 2009 and ending in February 2014. Interest will be paid in semi-annual installments in August and February of each year between 2006 and 2014. The first interest payment was made in August 2006 and the last interest payment is due in February 2014.

Series B Notes are linked (principal and interest) to changes in the representative exchange rate of the New Israeli Shekels to the US dollar. The principal amount of Series B Notes will be repayable in 10 semi-annual equal installments commencing in August 2009 and ending in February 2014. Interest will be paid in semi-annual installments in August and February of each year between 2006 and 2014. The first interest payment was made in August 2006 and the last interest payment is due in February 2014.

Series C Notes will be linked (principal and interest) to increases in the Israeli consumer price index. The principal amount of Series C Notes will be repayable in 10 annual equal installments commencing in September 2009 and ending in September 2018. Interest will be paid in semi-annual installments in March and September of each year between 2007 and 2018.

Series A, B and C Notes were rated by Midroog Ltd. (a credit-rating agency affiliated with Moody’s Investors Services) at an A2 rating, on a local scale, and by Maalot The Israel Securities Rating Company Ltd. (a credit rating agency affiliated with Standard & Poor’s) at an A rating, on a local scale.

The publication of the above prospectuses followed the approval by the Israel Securities Authority and by the Tel Aviv Stock Exchange.

The proposed public offerings is expected to be completed on August 30, 2006; however, there is no guarantee that the proposed offerings will be completed.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com